# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALTISOURCE PORTFOLIO SOLUTIONS S.A., CIK 0001462418
CUSIP: L0175J104
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 33, BOULEVARD PRINCE HENRI, L-1724 LUXEMBOURG CITY, GRAND DUCHY OF LUXEMBOURG, Luxembourg (N4), 50
Date of event which requires filing of this statement: 03/26/2025
Filed by CIK 0001048105
Persons authorized to receive notices and communications: William C. Erbey, P.O. Box 25437, Christiansted, Virgin Islands U.S. (VI), 00824, (340) 692-1055

## Reporting persons
- William C. Erbey (CIK 0001048105): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: SEE INSTRUCTIONS BEFORE FILLING OUT!
- Christiansted Trust: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands U.S. (VI); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: SEE INSTRUCTIONS BEFORE FILLING OUT!
- Erbey Holding Corporation, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: SEE INSTRUCTIONS BEFORE FILLING OUT!
- Carisma Trust: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: SEE INSTRUCTIONS BEFORE FILLING OUT!
- Venia, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Includes Common Shares held by Salt Pond.
  
  SEE INSTRUCTIONS BEFORE FILLING OUT!
- Salt Pond Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands U.S. (VI); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: SEE INSTRUCTIONS BEFORE FILLING OUT!

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: ALTISOURCE PORTFOLIO SOLUTIONS S.A.
Address of issuer's principal executive offices: 33, BOULEVARD PRINCE HENRI, L-1724 LUXEMBOURG CITY, GRAND DUCHY OF LUXEMBOURG, Luxembourg (N4), 50
Comment: This Amendment No. 11 to Schedule 13D (this "Amendment") amends certain information contained in the Schedule 13D filed jointly by William C. Erbey, Mrs. Erbey, FF Plaza Limited Partnership, Delaware Permanent Corporation, and Erbey Holding Corporation, Inc., a Delaware corporation, on November 1, 2011, as amended by Amendment No. 1 to Schedule 13D filed January 16, 2015, Amendment No. 2 to Schedule 13D filed March 4, 2015, as amended by Amendment No. 3 to Schedule 13D filed March 6, 2015, as amended by Amendment No. 4 to Schedule 13D filed April 12, 2016, as amended by Amendment No. 5 to Schedule 13D filed by August 8, 2016, as amended by Amendment No. 6 to Schedule 13D filed August 12, 2016, as amended by Amendment No. 7 to Schedule 13D filed November 23, 2016, as amended by Amendment No. 8 to Schedule 13D filed December 1, 2017, as amended by Amendment No. 9 to Schedule 13D filed January 10, 2020, as amended by Amendment No. 10 to Schedule 13D filed May 21, 2021, with respect to their interest in shares of Common Stock, $0.01 par value per share ("Common Shares") of Altisource Portfolio Solutions, S.A, a Luxembourg societe anonyme. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of date of this Amendment No. 11 to 13D the Reporting Persons collectively own less than 5% of the total outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Amendment No. 11 to 13D the Reporting Persons collectively own less than 5% of the total outstanding Common Shares.
Transactions in the class effected during the past sixty days: Information with respect to each of the Reporting Persons transactions effected during the past 60 days are set forth on Annex A hereto.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Joint Filing Agreement, incorporated by reference to Exhibit 1 to the 13D.

## Signatures
- William C. Erbey: /s/ William C. Erbey, William C. Erbey (04/07/2025)
- Christiansted Trust: /s/ William C. Erbey, William C. Erbey, Co-Trustee (04/07/2025)
- Christiansted Trust: /s/ John R. Erbey, John R. Erbey, Co-Trustee (04/07/2025)
- Erbey Holding Corporation, Inc.: /s/ John R. Erbey, John R. Erbey, Co-Trustee (04/07/2025)
- Carisma Trust: /s/ John R. Erbey, John R. Erbey, Co-Trustee (04/07/2025)
- Venia, LLC: /s/ John R. Erbey, John R. Erbey, Co-Trustee (04/07/2025)
- Salt Pond Holdings, LLC: /s/ William C. Erbey, William C. Erbey, Co-Trustee, President (04/07/2025)
Comment: Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).